The Benchmark Company, LLC

150 East 58th Street, 17th Floor

New York, NY 10155

March 29, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren Nguyen

Re:	Jayud Global Logistics Limited
Registration Statement on Form F-1
Filed February 17, 2023
File No. 333-269871

Dear Ms. Nguyen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters, hereby join in the request of Jayud Global Logistics Limited that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 11:59 a.m. EST on Friday, March 31, 2023, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement

We have and will comply, and have been informed by the participating underwriters that they have and will comply, with the requirement of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

THE BENCHMARK COMPANY, LLC

Acting on behalf of themselves and as representative of the several underwriters

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets

cc:	DLA Piper UK LLP

Ellenoff Grossman & Schole LLP